UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2025

Benjamin Tran
Chief Executive Officer
Bimergen Energy Corporation (f/k/a Bitech Technologies Corp.)
895 Dove Street, Suite 300
Newport Beach, CA 92660

**Re: Bimergen Energy Corporation (f/k/a Bitech Technologies Corp.)
Amendment No. 13 to Registration Statement on Form S-1
Filed December 12, 2025
File No. 333-280668**

Dear Benjamin Tran:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 13 to Registration Statement on Form S-1

General

1. We note your disclosure that the warrants and pre-funded warrants may be exercised on a cashless basis, in which case the holder is entitled to receive a number of shares determined according to the formula set forth in the respective instrument. Please revise to disclose the formula(s) governing cashless exercise and clearly state whether the shares issued in a cashless exercise will be greater or less than the shares issued in a cash exercise.
2. Please update your filing fee table to reflect the changes made to your offering.

Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Campitiello, Esq.